Securities and Exchange Commission
Office of Public Utility Regulation
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

May 23, 2001

Via EDGAR

Re: Southern Ohio Coal Company
    (File No. 70-08611
    Central Ohio Coal Company
    CIK 0000018713)

Gentlemen:

As a supplement to our March 30, 2001 EEGAR filing of the fourth quarter 2000 report, Southern Ohio Coal Company's 2000 Annual Report which includes a statement of significant accounting policies is filed herewith.

Very truly yours,


/s/G. C. Dean

G.C. Dean
American Electric Power
Service Corporation

                           SOUTHERN OHIO COAL COMPANY
                                                                   Page

                                    CONTENTS

Statements of Income and Statements of Retained Earnings . . . . .     1

Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . .     2

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . .   3-4

Notes to Financial Statements. . . . . . . . . . . . . . . . . . .  5-13

                           SOUTHERN OHIO COAL COMPANY
                              STATEMENTS OF INCOME
                                   (UNAUDITED)


                                             Year Ended December 31,
                                         -------------------------------
                                           2000       1999       1998
                                           ----       ----       ----
                                                 (in thousands)

OPERATING REVENUES . . . . . . . . . . . $471,029   $230,383   $227,523

OPERATING EXPENSES
  (including depreciation, depletion and
  amortization of mining plant of
  $38,968,000 in 2000, $20,207,000 in
  1999 and $19,643,000 in 1998). . . . .  419,088    221,139    217,811
                                         --------   --------   --------

OPERATING INCOME . . . . . . . . . . . .   51,941      9,244      9,712

INTEREST CHARGES . . . . . . . . . . . .   11,220      2,180      2,836
                                         --------   --------   --------

OPERATING INCOME BEFORE FEDERAL
 INCOME TAXES. . . . . . . . . . . . . .   40,721      7,064      6,876

FEDERAL INCOME TAXES ON OPERATIONS . . .   34,760      6,718      5,973
                                         --------   --------   --------

NET INCOME FROM OPERATIONS . . . . . . .    5,961        346        903

NONOPERATING INCOME (LOSS) . . . . . . .   (2,715)     1,030        750
                                         --------   --------   --------

NET INCOME . . . . . . . . . . . . . . . $  3,246   $  1,376   $  1,653
                                         ========   ========   ========


                         STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)


                                             Year Ended December 31,
                                         -------------------------------
                                          2000        1999        1998
                                          ----        ----        ----
                                                 (in thousands)

RETAINED EARNINGS JANUARY 1. . . . . . . $23,200    $23,338     $23,335

NET INCOME . . . . . . . . . . . . . . .   3,246      1,376       1,653

CASH DIVIDENDS DECLARED. . . . . . . . .    -         1,514       1,650
                                         -------    -------     -------

RETAINED EARNINGS DECEMBER 31. . . . . . $26,446    $23,200     $23,338
                                         =======    =======     =======

See Notes to Financial Statements.

                           SOUTHERN OHIO COAL COMPANY
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                             Year Ended December 31,
                                         ------------------------------
                                            2000      1999       1998
                                            ----      ----       ----
                                                 (in thousands)

OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . .$   3,246   $  1,376   $  1,653
  Adjustments for Noncash Items:
    Depreciation, Depletion and
     Amortization. . . . . . . . . . . .   38,968     20,207     19,643
    Deferred Federal Income Taxes. . . .   66,468    (10,749)    (4,931)
    Accrued Postretirement Benefits
      Other Than Pensions. . . . . . . .   75,635      6,652      5,765
    Reclamation Reserve. . . . . . . . .   15,431      6,569      6,236
  Changes in Certain Current Assets
    and Liabilities:
    Accounts Receivable. . . . . . . . .  (67,415)     2,893     20,102
    Coal, Materials and Supplies . . . .       96      1,667        574
    Accounts Payable . . . . . . . . . .      107      3,254      4,044
  Payment of Disputed Tax and Interest
   Related to COLI . . . . . . . . . . .   30,525     (1,734)   (28,791)
  Other (net). . . . . . . . . . . . . .    7,988     12,977      4,617
                                        ---------   --------   --------
        Net Cash Flows From Operating
         Activities. . . . . . . . . . .  171,049     43,112     28,912
                                        ---------   --------   --------

INVESTING ACTIVITIES:
  Construction Expenditures. . . . . . .   (1,744)    (1,299)    (4,128)
  Proceeds from Sales of Property. . . .    2,838        128       (289)
                                        ---------   --------   --------
        Net Cash Flows From (Used For)
         Investing Activities. . . . . .    1,094     (1,171)    (4,417)
                                        ---------   --------   --------

FINANCING ACTIVITIES:
  Retirement of Long-term Debt . . . . .  (11,677)   (11,762)   (41,002)
  Change in Short-term Debt (net). . . .   (5,400)      (600)     6,000
  Return of Capital Contributions to
   Parent Company. . . . . . . . . . . .     -       (15,807)      -
  Change in Advances to Affiliates (net) (171,619)      -          -
  Dividends Paid . . . . . . . . . . . .     -        (1,514)    (1,650)
                                        ---------   --------   --------
        Net Cash Flows Used For
         Financing Activities. . . . . . (188,696)   (29,683)   (36,652)
                                        ---------   --------   --------

Net Increase (Decrease) in Cash and
  Cash Equivalents . . . . . . . . . . .  (16,553)    12,258    (12,157)
Cash and Cash Equivalents January 1. . .   16,758      4,500     16,657
                                        ---------   --------   --------
Cash and Cash Equivalents December 31. .$     205   $ 16,758   $  4,500
                                        =========   ========   ========


See Notes to Financial Statements.

                           SOUTHERN OHIO COAL COMPANY
                                 BALANCE SHEETS
                                   (UNAUDITED)


                                                        December 31,
                                                      2000        1999
                                                      ----        ----
                                                       (in thousands)
ASSETS


MINING PLANT:
  Surface Lands . . . . . . . . . . . . . . . . . . $  7,570    $  7,578
  Mining Structures and Equipment . . . . . . . . .  228,039     243,228
  Coal Interests (net of depletion) . . . . . . . .      456       1,613
  Mine Development Costs. . . . . . . . . . . . . .  134,149     134,149
  Construction Work in Progress . . . . . . . . . .     -            754
                                                    --------    --------

          Total Mining Plant. . . . . . . . . . . .  370,214     387,322

  Accumulated Depreciation and Amortization . . . .  322,176     275,104
                                                    --------    --------


          NET MINING PLANT. . . . . . . . . . . . .   48,038     112,218
                                                    --------    --------


OTHER PROPERTY AND INVESTMENTS. . . . . . . . . . .   52,049      85,937
                                                    --------    --------


CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . . .      205      16,758
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . . .    5,165       4,836
    Affiliated Companies. . . . . . . . . . . . . .   71,979       4,893
    Advances to Affiliates. . . . . . . . . . . . .  171,619        -
  Coal - at average cost. . . . . . . . . . . . . .      653         112
  Materials and Supplies - at average cost. . . . .   10,197      10,834
  Other . . . . . . . . . . . . . . . . . . . . . .      706         713
                                                    --------    --------

          TOTAL CURRENT ASSETS. . . . . . . . . . .  260,524      38,146
                                                    --------    --------


REGULATORY ASSETS . . . . . . . . . . . . . . . . .    6,964      32,364
                                                    --------    --------

DEFERRED INCOME TAXES . . . . . . . . . . . . . . .   92,996       1,613
                                                    --------    --------

DEFERRED CHARGES. . . . . . . . . . . . . . . . . .    1,914       2,234
                                                    --------    --------

            TOTAL . . . . . . . . . . . . . . . . . $462,485    $272,512
                                                    ========    ========


See Notes to Financial Statements.

                           SOUTHERN OHIO COAL COMPANY
                                 BALANCE SHEETS
                                   (UNAUDITED)


                                                        December 31,
                                                      2000        1999
                                                      ----        ----
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES


SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares . . . $      5    $      5
  Paid-in Capital . . . . . . . . . . . . . . . . .   28,882      28,882
  Retained Earnings . . . . . . . . . . . . . . . .   26,446      23,200
                                                    --------    --------

          TOTAL SHAREHOLDER'S EQUITY. . . . . . . .   55,333      52,087
                                                    --------    --------

LONG-TERM DEBT. . . . . . . . . . . . . . . . . . .     -         42,506
                                                    --------    --------

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases. . . . . . . . .    3,598      20,318
  Postretirement Benefits Other Than Pensions . . .  120,271      44,636
  Workers' Compensation Claims. . . . . . . . . . .   24,129       3,720
  Accelerated Leased Assets . . . . . . . . . . . .   18,241       2,796
  UMWA Trust Liability. . . . . . . . . . . . . . .   17,956        -
  Accrued Reclamation Costs . . . . . . . . . . . .   39,316      23,885
  Other . . . . . . . . . . . . . . . . . . . . . .   26,239      11,198
                                                    --------    --------

          TOTAL OTHER NONCURRENT LIABILITIES. . . .  249,750     106,553
                                                    --------    --------

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year. . . . . . . .   42,506      11,677
  Short-term Debt - Notes Payable to Parent . . . .     -          5,400
  Accounts Payable - General  . . . . . . . . . . .    9,214      10,634
  Accounts Payable - Affiliated Companies . . . . .    5,324       3,797
  Taxes Accrued . . . . . . . . . . . . . . . . . .   42,159       2,108
  Interest Accrued. . . . . . . . . . . . . . . . .    2,327         814
  Accrued Vacation Pay. . . . . . . . . . . . . . .    3,060       3,242
  Workers' Compensation Claims. . . . . . . . . . .    5,148       8,213
  Obligations Under Capital Leases. . . . . . . . .   18,492      20,339
  Other . . . . . . . . . . . . . . . . . . . . . .   21,771       3,908
                                                    --------    --------

          TOTAL CURRENT LIABILITIES . . . . . . . .  150,001      70,132
                                                    --------    --------

DEFERRED CREDITS. . . . . . . . . . . . . . . . . .    7,401       1,234
                                                    --------    --------

CONTINGENCIES (Note 3)

            TOTAL . . . . . . . . . . . . . . . . . $462,485    $272,512
                                                    ========    ========


See Notes to Financial Statements.

                           SOUTHERN OHIO COAL COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


1.      SIGNIFICANT ACCOUNTING POLICIES

Organization and Regulation

Southern Ohio Coal Company (the Company or SOCCo), is a wholly-owned subsidiary of Ohio Power Company (OPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company's underground mining operations are conducted in Meigs County in southern Ohio to supply coal to OPCo's Gavin Plant. Coal is sold to OPCo at prices regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Prices billed are sufficient to recover expenses and provide for a return on OPCo's equity investment excluding retained earnings. The Company also has been authorized to sell coal to unaffiliated companies with the net proceeds used to reduce the price of coal sold to OPCo. At December 31, 2000, owned proven coal reserves amounted to 72,890,000 tons in Ohio and 65,003,000 tons in West Virginia.

Basis of Accounting

As a cost-based rate-regulated entity, SOCCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to OPCo.

Regulatory assets are comprised of the following:

                                                  December 31,
                                               2000         1999
                                               ----         ----
                                                (in thousands)
Regulatory Assets:
  Amounts Due From Parent Company For
    Future Income Taxes                        $5,591      $21,326
  Raccoon Mine Abandoned Assets                  -           3,822
  Postemployment Benefits                        -           5,299
  Other                                         1,373        1,917
                                               ------      -------
    Total Regulatory Assets                    $6,964      $32,364
                                               ======      =======

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Coal Supply Agreement

Pursuant to a coal supply agreement with OPCo, the Company is obligated to deliver substantially all coal it mines to OPCo and entitled to receive payment for all costs incurred, even under circumstances in which such coal is not mined and/or delivered due to a natural disaster, labor unrest or any other forced or voluntary cessation or curtailment of mining, either temporary or permanent.

Mining Plant and Depreciation, Depletion and Amortization

Mining plant is stated at cost and includes expenditures for mine development. Mine development includes all costs to develop the mine in excess of amounts realized from coal produced during the mine development period. As a subsidiary of a regulated public utility, an allowance for funds used during construction (AFUDC) is recorded as a noncash income item that is recovered over the service life of mining plant through depreciation and represents a reasonable return on funds used to finance construction projects. The amounts of AFUDC for 2000, 1999 and 1998 were not significant.

Depreciation, depletion and amortization are provided over the estimated useful asset lives or the estimated life of the mine, whichever is shorter, and are calculated using the straight-line method for mining structures and equipment and the units-of-production method for coal rights and mine development costs. In 1997 the Company changed the respective rates to reflect a revised mining plan through December 31, 2001. This change in estimate had no impact on net income.

Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Mining plant and related accumulated provisions for depreciation and amortization are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to OPCo under the coal supply agreement.

Other Property and Investments

Other property and investments consists primarily of the Cove North coal reserves (net book value $27.3 million at December 31, 2000) in West Virginia; the net present value of a receivable from the sale of the Martinka mining operations in 1992 ($23.9 million at December 31, 2000 discounted at 8-1/2%). A payment of disputed tax and interest related to a corporate owned life insurance program was expensed in December 2000 ($30.5 million at December 31, 1999, see
Note 3).

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Money Pool

On June 15, 2000, the Company became a participant in the American Electric Power (AEP) System Money Pool (Money Pool). The Money Pool is a mechanism structured to meet the short-term cash requirements of the participants with AEP Co., Inc. acting as the primary borrower on behalf of the Money Pool. The Company's affiliates that are U.S. domestic electric utility operating companies and coal-mining companies are the primary participants in the Money Pool.

The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP Co., Inc. needs to borrow to meet the short-term cash requirements of other participants with advances from the Money Pool. AEP Co., Inc. borrows the funds needed on a daily basis to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP Co., Inc. is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. Interest income is included in nonoperating income, and interest expense is included in interest charges. As a result of becoming a Money Pool participant, the Company retired its short-term debt. At December 31, 2000 the Company was a net investor in the Money Pool and reports its investment in the Money Pool as Advances to Affiliates on the Balance Sheet.

Income Taxes

The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's coal billings and OPCo's fuel rates, deferred income taxes are recorded and related regulatory assets and liabilities are established in accordance with SFAS 71.

Black Lung Benefits and Workers' Compensation

The Company is liable under the Federal Coal Mine Health and Safety Act of 1969, as amended, to pay certain black lung benefits to eligible present and former employees. A Black Lung Benefits Trust is maintained under the Internal Revenue Code which, based on the most recent actuarial study, is fully funded. An accrual of $8.4 million for Black Lung liabilities was recorded in 2000. No accruals for Black Lung liabilities were recorded in 1999 or 1998.

The Company is self-insured for workers' compensation. The estimated present value of workers' compensation claims is provided based on known events and claims.

Reclamation

The Surface Mining and Reclamation Act of 1977 established minimum standards for the final closure of mines after their coal reserves are exhausted. This would include sealing the portals at underground mines and the removal or covering of refuse piles and water settling ponds. Reclamation costs are recorded and billed to OPCo in accordance with the coal supply agreement.

2.      MINE CLOSURE AND PROPOSED SALE

The Meigs mine is scheduled to cease mining on December 31, 2001. Through December 31, 2000, the Company has accrued $142.6 million of estimated shutdown costs. The Company recovered from OPCo all of its shutdown costs under the terms of the coal supply agreement.

On April 30, 2001, AEP announced that it had entered into a memorandum of understanding regarding a proposed sale of OPCo's affiliated coal mines in Ohio and West Virginia. In addition, OPCo would enter into coal supply agreements to purchase approximately 34 million tons of coal through 2008. The terms of the sale are being negotiated and management will continue to evaluate the transaction.

3.      CONTINGENCIES

Litigation

On February 20, 2001, the U.S. District Court for the Southern District of Ohio ruled against the Company in its suit against the United States over deductibility of interest claimed by the Company in its consolidated federal income tax return related to its COLI program. The Company had filed suit to resolve the IRS's assertion that interest deductions for the Company's COLI program should not be allowed. In 1998 and 1999 the Company paid the disputed taxes and interest attributable to COLI interest deductions for taxable years 1991-98 to avoid the potential assessment by the IRS of additional interest on the contested tax. The payments were included in other property and investments pending the resolution of this matter. As a result of the U.S. District Court's decision to deny the COLI interest deductions, the Company expensed and recovered from Ohio Power Company (OPCo) in December 2000 all of its costs under terms of the coal supply agreement. The Company plans to appeal the decision.

The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

The Company recovers all of its costs from OPCo under the coal supply agreement.

4.      OTHER RELATED-PARTY TRANSACTIONS

American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including SOCCo. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

5.      BENEFIT PLANS

The Company participates in the United Mine Workers of America (UMWA) pension plan, a defined contribution plan which covers its UMWA employees. Contributions totaled $65,000 in 2000, $101,000 in 1999 and $703,000 in 1998. As of June 30,
2000, the UMWA actuary estimates that the Company has no unfunded vested liabilities related to its share of the UMWA pension plans.

The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees, except participants in the UMWA pension plans. Net pension costs (credits) for the years ended December 31, 2000, 1999 and 1998 were $(998,000), $(90,000) and $217,000, respectively.

A defined contribution employee savings plan offered to non-UMWA employees required that the Company make contributions to the plan totaling $315,000 in 2000, $314,000 in 1999 and $312,000 in 1998.

Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 (post 1975 UMWA retirees) are the liability of the Company. The AEP System provides certain other benefits for retired employees under an AEP System plan. The annual accrued costs for these plans were $80.5 million in 2000, $10.8 million in 1999 and $9.3 million in 1998. The accrued cost in 2000 includes $68.8 million in curtailment charges recognized in anticipation of the December 31, 2001 shutdown of the Company's Meigs mine.

Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. Required annual payments to these plans totaled $201,000 in 2000, $221,000 in 1999 and $219,000 in 1998.

The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System companies that are members of the fund and have a deficit. In June 1998 management decided to cease reimbursing retiree medical costs due to the reduced levels of available Black Lung surplus and proposed new rules that could liberalize the current claims process. The amounts of Black Lung surplus utilized in accordance with the Energy Act were $2.1 million in 1998 of which $1.8 million in 1998 was to reimburse the Company for benefits paid. In addition, the amounts of Black Lung surplus utilized reflect $0.3 million in 1998 reallocated from the Company's surplus Black Lung trust fund to other System member companies. No Black Lung surpluses were used to reimburse the Company for retiree medical benefits paid in 2000 and 1999 and no reallocation from the Company's surplus Black Lung trust fund to other System member companies was made in 2000 and 1999. The Company's share of the Black Lung Trust funds surplus at December 31, 2000, 1999 and 1998 was $8.6 million, $0.6 million and $0.5 million, respectively.

6.      FEDERAL INCOME TAXES

The details of federal income taxes are as follows:

                                              Year Ended December 31,
                                            ----------------------------
                                               2000     1999     1998
                                               ----     ----     ----
                                                   (in thousands)

Charged (Credited) to Operations:
  Current (net) . . . . . . . . . . . . . . $106,243  $ 17,533  $12,043
  Deferred (net). . . . . . . . . . . . . .  (71,483)  (10,815)  (6,070)
                                            --------  --------  -------
    Total . . . . . . . . . . . . . . . . . $ 34,760  $  6,718  $ 5,973
                                            ========  ========  =======

Charged (Credited) to Nonoperating Income:
  Current (net) . . . . . . . . . . . . . . $ 15,912  $     (5) $(1,523)
  Deferred (net). . . . . . . . . . . . . .      960        66    1,139
                                            --------  --------  -------
    Total . . . . . . . . . . . . . . . . .   16,872        61     (384)
                                            --------  --------  -------

      Total Federal Income Taxes. . . . . . $ 51,632  $  6,779  $ 5,589
                                            ========  ========  =======

Federal income taxes as reported are different than pre-tax book income multiplied by the statutory tax rate predominantly due to permanent differences for corporate owned life insurance and the practice of flow-through accounting for book/tax differences associated with self insurance reserves, mine development costs and certain depreciation differences.

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

The Company has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1999 are presently being audited by the IRS. Management is not aware of any issues from open tax years that upon final resolution are expected to have a material adverse effect on results of operations.

The following tables show the elements of the net deferred tax asset and the significant temporary differences giving rise to such deferrals:

                                                         December 31,
                                                       2000        1999
                                                       ----        ----
                                                        (in thousands)

        Deferred Tax Assets . . . . . . . . . . . . .  $106,050    $ 36,235
        Deferred Tax Liabilities. . . . . . . . . . .   (13,054)    (34,622)
                                                       --------    --------
          Net Deferred Tax Assets . . . . . . . . . .  $ 92,996    $  1,613
                                                       ========    ========

        Property Related Temporary Differences. . . .  $ (7,221)   $(20,832)
        Amounts Due From Parent Company
          For Future Federal Income Taxes . . . . . .    (1,959)     (7,444)
        Self Insurance Reserves . . . . . . . . . . .     2,066       4,975
        Accrued Mine Reclamation Expense. . . . . . .    14,504       8,808
        Provision for Shutdown Costs. . . . . . . . .    21,512        -
        Deferred State Income Taxes . . . . . . . . .     5,130         (58)
        Postretirement Benefits . . . . . . . . . . .    50,430      16,583
        All Other (net) . . . . . . . . . . . . . . .     8,534        (419)
                                                       --------    --------

          Total Net Deferred Tax Assets . . . . . . .  $ 92,996    $  1,613
                                                       ========    ========

7.      SUPPLEMENTARY CASH FLOW INFORMATION
                                                   Year Ended December 31,
                                                  --------------------------
                                                    2000     1999     1998
                                                    ----     ----     ----
                                                        (in thousands)
        Cash was paid for:
               Interest . . . . . . . . . . . . . . $11,219  $ 2,164  $ 3,288
               Income Taxes . . . . . . . . . . . .  66,091   13,674   13,402
        Noncash acquisitions under capital
         leases were  . . . . . . . . . . . . . . .   2,780   17,874    8,657

8.      LEASES

Leases of property, plant and equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases as long as mining operations continue.

Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:

                                              Year Ended December 31,
                                           -----------------------------
                                            2000       1999       1998
                                            ----       ----       ----
                                                  (in thousands)

Operating Leases . . . . . . . . . . . . . $   634    $ 1,212    $ 1,008
Amortization of Capital Leases . . . . . .  21,250     17,534     17,084
Interest on Capital Leases . . . . . . . .   2,425      2,737      5,556
                                           -------    -------    -------
    Total Rental Costs . . . . . . . . . . $24,309    $21,483    $23,648
                                           =======    =======    =======

Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:
                                                        December 31,
                                                   --------------------
                                                      2000        1999
                                                      ----        ----
                                                       (in thousands)

        Mining Plant Under Capital Leases . . . . . . $77,367     $84,930
        Accumulated Provision for Amortization. . . .  55,277      44,273
                                                      -------     -------
            Net Property under Capital Leases . . . . $22,090     $40,657
                                                      =======     =======

        Capital Lease Obligations:
          Noncurrent Liability. . . . . . . . . . . . $ 3,598     $20,318
          Liability Due Within One Year . . . . . . .  18,492      20,339
                                                      -------     -------
            Total Capital Lease Obligations . . . . . $22,090     $40,657
                                                      =======     =======

Properties under operating leases and related obligations are not included in the Balance Sheets.

Future minimum lease rentals consisted of the following at December 31, 2000:
                                                                  Non-
                                                              Cancelable
                                                    Capital   Operating
                                                    Leases      Leases
                                                    -------   ----------
                                                      (in thousands)

2001. . . . . . . . . . . . . . . . . . . . . . . . $19,277    $  538
2002. . . . . . . . . . . . . . . . . . . . . . . .   2,056       538
2003. . . . . . . . . . . . . . . . . . . . . . . .   1,020       539
2004. . . . . . . . . . . . . . . . . . . . . . . .     521       419
2005. . . . . . . . . . . . . . . . . . . . . . . .     115        44
Later Years . . . . . . . . . . . . . . . . . . . .     258      -
                                                    -------    -------

Total Future Minimum Lease Rentals. . . . . . . . .  23,247    $2,078
                                                               ======
Less Estimated Interest Element . . . . . . . . . .   1,157
                                                    -------

Estimated Present Value of Future
 Minimum Lease Rentals. . . . . . . . . . . . . . . $22,090
                                                    =======

9.      RETURN OF CAPITAL

In 1999, the Company returned $15,807,000 out of paid-in capital to its parent.

10.     LONG-TERM DEBT
        --------------

Long-term debt outstanding was as follows:
                                                        December 31,
                                                      2000        1999
                                                      ----        ----
                                                       (in thousands)
Notes Payable - 6.20% due January 2001. . . . . . . $30,000      $30,000
Finance Obligation. . . . . . . . . . . . . . . . .  12,506       24,183
                                                    -------      -------
                                                     42,506       54,183
  Less: Portion Due Within One Year . . . . . . . .  42,506       11,677
                                                    -------      -------
          Total . . . . . . . . . . . . . . . . . . $  -         $42,506
                                                    =======      =======

A finance obligation was entered into by the Company for the Meigs Mine preparation plant and related facilities through sale and leaseback transactions. In accordance with SFAS 98, the transaction did not qualify as a sale and leaseback for accounting purposes and therefore is shown as other long-term debt. The term of this long-term debt extends through 2001. Future minimum payments under this agreement total $12.5 million in 2001.